SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Shell plc

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Royal Dutch Shell plc

Stock Exchange release

20 July 2005

Notice of Results

At 07.30 BST (08.30 CEST and 02.30 EDT) on Thursday July 28 2005, Royal Dutch Shell plc will release its second quarter results and second interim dividend announcements for 2005.

These announcements will be available on http://www.shell.com/investor.

The Royal Dutch Shell plc (RDS) financial statements and results for the second quarter 2005 will be reported under an assumption that all Royal Dutch Petroleum Company (Royal Dutch) shares are owned by RDS and the financial statements will be consolidated to include the previous parent companies of Royal Dutch and Shell Transport .

The consolidated financial statements for periods ending on or after the date of consummation of the Transaction will give effect to any minority interest in Royal Dutch outstanding on the date thereof.

The total number of RDS shares deemed in issue at the end of the period was 6,898.4 million assuming a full exchange of Royal Dutch and Shell Transport shares into RDS shares.

RDS will report one earnings per share figure on a basic and on a diluted basis, based on the weighted average number of RDS (combined A and B shares) and under the assumption of the full exchange of Royal Dutch and Shell Transport shares into RDS shares.

The basic earnings per RDS share for the second quarter will be based on the weighted average of 6,724.5 million equivalent RDS shares. This average excludes RDS shares held in Trusts in respect of share options and other incentive compensation plans.

Diluted earnings per share calculations are based on the weighted average of 6,744.1 million RDS shares for the second quarter. This adjusts the basic number of shares for those stock options currently in-the-money.

Earnings per share figures will be quoted in US dollars.

The comparable numbers across periods were:

Weighted average number of shares for basic earnings per share (millions):

	Q2	Q1	Q2	Half Year	Half Year
	2005	2005	2004	2005	2004
Equivalent RDS shares of euro 0.07	6,724.5	6,733.9	6,788.3	6,729.2	6,795.0
Royal Dutch shares of €0.56	2,008.8	2,011.5	2,029.1	2,010.2	2,031.2
Shell Transport shares of 25p	9,420.9	9,434.7	9,501.9	9,427.8	9,510.7

Weighted average number of shares for diluted earnings per share (millions):

	Q2	Q1	Q2	Half Year	Half Year
	2005	2005	2004	2005	2004
Equivalent RDS shares of euro 0.07	6,744.1	6,751.7	6,793.6	6,747.7	6,798.8
Royal Dutch shares of €0.56	2,015.4	2,017.5	2,031.1	2,016.4	2,032.7
Shell Transport shares of 25p	9,443.2	9,455.0	9,506.0	9,449.0	9,512.8

Basic shares at the end of the following periods are (millions):

	Q2	Q1	Q2
	2005	2005	2004
Equivalent RDS shares of euro 0.07	6,726.7	6,724.7	6,776.4
Royal Dutch shares of €0.56	2,009.7	2,008.9	2,025.4
Shell Transport shares of 25p	9,422.2	9,420.9	9,485.7

The second quarter RDS interim dividend will be declared in euro per share and is the same amount for both A and B shares. The equivalent dividend for the first quarter was euro 0.23 per share (adjusted to take effect of the change in number of shares outstanding following the completion of the unification of Royal Dutch and Shell Transport).

Sterling dividends per share, payable to holders of B shares or holders of A shares making a dividend currency election and US dollar dividends payable to holders of ADRs will also be advised in the announcement.

Separately, Royal Dutch Petroleum Company has also announced the dates in relation to its second quarter interim dividend. This announcement will be available on http://www.shell.com/investor.

Contact:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources”and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

The Hague, 20 July 2005
Chief Executive	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)